SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 2)*
Houlihan Lokey, Inc.
(Name of Issuer)
Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)
441593100
(CUSIP Number)
Ryan Farha ORIX HLHZ Holding LLC 1717 Main Street, Suite 1100 Dallas, Texas 75201 214-237-2242
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 15, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 441593100	SCHEDULE 13D	Page 2 of 5

1.	NAME OF REPORTING PERSON ORIX HLHZ Holding LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 50,891,433
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,610,331
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,891,433
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 441593100	SCHEDULE 13D	Page 3 of 5

1.	NAME OF REPORTING PERSON ORIX Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 50,891,433
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,610,331
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,891,433
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 441593100	SCHEDULE 13D	Page 4 of 5

The Schedule 13D, dated August 18, 2015, is filed by ORIX HLHZ Holding LLC, a Delaware limited liability company (“HLHZ”), and ORIX Corporation, a Japan corporation (“ORIX” and, together with HLHZ, the “Reporting Persons”), with respect to Class A Common Stock of Houlihan Lokey, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 thereto, dated February 6, 2017 (as so amended, the “Original Schedule 13D”), is hereby further amended as set forth below. This Amendment No. 2 to Schedule 13D does not restate disclosures in the Original Schedule 13D that are not being amended, and should be read in conjunction with the Original Schedule 13D. Capitalized terms used but not defined herein have the meanings provided in the Original Schedule 13D.

The purpose of this Amendment No. 2 is to reflect the following:

(i)
On March 15, 2017, the underwriters in the Offering, following exercise of their 30-day option to purchase additional shares under the Underwriting Agreement (the “Greenshoe”), completed the purchase of 900,000 additional shares of Class A Common Stock from the Issuer and 300,000 additional shares of Class A Common Stock from the stockholders holding shares through the HL Voting Trust.

(ii)
Pursuant to the existing Purchase Agreement, the sale of 900,000 additional shares of Class A Common Stock by the Issuer increases the number of shares of Class B Common Stock that will be repurchased on April 5, 2017 by the Issuer from HLHZ by 900,000, for a total of 6,900,000 shares.

Item 5.	Interest in Securities of the Issuer

 Item 5 is hereby amended and restated as follows:

The 50,891,433 shares of Class A Common Stock reported as beneficially owned by the Reporting Persons consist of the following shares receivable upon conversion of a like number of shares of Class B Common Stock:

	Shares of Class A Common Stock Beneficially Owned	Percentage of Class A Common Stock Represented (a)
Reporting Persons	21,610,331	49.5%
HL Voting Trust	29,281,102 (b)	57.1%
Total	50,891,433	69.8%

(a)
Based on (i) 12,826,811 shares of Class A Common Stock outstanding as of February 3, 2017 as reported in the Issuer’s final prospectus relating to the Offering, dated February 8, 2017 and filed with the Securities and Exchange Commission on February 10, 2017, plus (ii) 9,200,000 shares of Class A Common Stock newly issued in connection with the Offering (including in connection with the Greenshoe). Each calculation assumes conversion of the Class B Common Stock into the number of shares of Class A Common Stock listed in that row and assumes no other holders of Class B Common Stock convert their shares.

(b)
Based on  29,581,102 shares of Class B Common Stock subject to the HL Voting Trust pursuant to Amendment No. 2 to Schedule 13D, dated February 14, 2017, filed by HL Voting Trust, reduced by 300,000 shares of Class B Common Stock converted into Class A Common Stock and sold in the Greenshoe.

By reason of the Stockholders’ Agreement, the Reporting Persons may be deemed to beneficially own the shares in the HL Voting Trust; however, the Reporting Persons disclaim beneficial ownership of such shares.  Together, the parties to the Stockholders’ Agreement hold 95.9% of the voting power of the Issuer’s outstanding capital stock.

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares beneficially owned by any of the Reporting Persons.

CUSIP No. 441593100	SCHEDULE 13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2017

ORIX HLHZ Holding LLC
By:	ORIX OpCo Holdings, LLC, its managing member
By:	ORIX Capital Markets, LLC, its managing member
By:	/s/ Paul Wilson
	Name:	Paul Wilson
	Title:	Chief Financial Officer

ORIX Corporation
By:	/s/ Hideto Nishitani
	Name:	Hideto Nishitani
	Title:	Executive Officer